Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 9, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

This Report on Form 6-K contains the following:-

1.             A news release dated April 11, 2006 entitled ‘Vodafone Welcomes Latvia to its Global Community”

2.             Stock Exchange Announcement dated April 4, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

3.             Stock Exchange Announcement dated April 5, 2006 entitled ‘Transaction in Own Securities’

4.             Stock Exchange Announcement dated April 5, 2006 entitled ‘Transaction in Own Securities’

5.             Stock Exchange Announcement dated April 6, 2006 entitled ‘Transaction in Own Securities’

6.             Stock Exchange Announcement dated April 7, 2006 entitled ‘Transaction in Own Securities’

7.             Stock Exchange Announcement dated April 10, 2006 entitled ‘Transaction in Own Securities’

8.             Stock Exchange Announcement dated April 11, 2006 entitled ‘Transaction in Own Securities’

9.             Stock Exchange Announcement dated April 12, 2006 entitled ‘Transaction in Own Securities’

10.           Stock Exchange Announcement dated April 18, 2006 entitled ‘Transaction in Own Securities’

11.           Stock Exchange Announcement dated April 19, 2006 entitled ‘Transaction in Own Securities’

12.           Stock Exchange Announcement dated April 20, 2006 entitled ‘Transaction in Own Securities’

13.           Stock Exchange Announcement dated April 21, 2006 entitled ‘Transaction in Own Securities’

14.           Stock Exchange Announcement dated April 24, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.           Stock Exchange Announcement dated April 25, 2006 entitled ‘Transaction in Own Securities’

16.           Stock Exchange Announcement dated April 26, 2006 entitled ‘Transaction in Own Securities’

17.           Stock Exchange Announcement dated April 27, 2006 entitled ‘Transaction in Own Securities’

18.           Stock Exchange Announcement dated April 28, 2006 entitled ‘Transaction in Own Securities’

11 April 2006

VODAFONE WELCOMES LATVIA TO ITS GLOBAL COMMUNITY

Vodafone today announces that it has signed an extension to its Partner Network Agreement with BITE Group, enabling its Latvian subsidiary “BITE Latvija” to become the latest member of Vodafone’s global community. With the addition of this extended agreement, Vodafone customers will shortly be able to enjoy seamless access to Vodafone services across all three Baltic States.

Vodafone began its relationship with BITE Group through a partnership in Lithuania in 2003. BITE launched its new Latvian operation in September 2005.

Under the agreement, BITE Latvija’s worldwide service offering will be dual-branded with Vodafone. BITE will also co-operate with Vodafone in developing services to international and domestic customers.

BITE Latvija’s customers will shortly be able to enjoy the benefits of Vodafone’s international services across the Vodafone global footprint, while Vodafone and its partners’ customers will have seamless access to Vodafone’s international mobile services while travelling in Latvia.

Arun Sarin, CEO at Vodafone said, “Vodafone’s Partner Network strategy is going from strength to strength, bringing benefits to both the local operators and Vodafone. The extension of the relationship between BITE Group and Vodafone will make life easier, and offer better value, for our customers in the region.”

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in a total of 59 countries.

- ends -

Notes to Editors:

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 26 countries across 5 continents, as well as 33 partner networks. As at 31 December 2005, Vodafone had 179 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Vodafone in the Baltic States

Following Vodafone’s extension of its Partner Network Agreement with BITE Group, Vodafone customers have seamless access to Vodafone services in all three Baltic States – Latvia, Lithuania and Estonia. The Partner Network Agreements in Latvia and Lithuania are with BITE Group and in Estonia with Elisa Oyj.

About BITE Group

BITE Group is one of the largest telecommunications groups in the Baltic countries. Founded in 2005, it consists of UAB Bite Lietuva operating in Lithuania since 1995 and SIA BITE Latvija established in 2005. BITE Group serves more than 1,7 million customers, which are offered superior customer care, high quality modern services, complex data transmission solutions as well as unique mobile internet services.

About BITE Latvija

Providing its services in Latvia since 15 September 2005, BITE offers a new choice of easy to use and modern mobile services for fair prices for the post-paid and pre-paid customers. All company’s customers have access to mobile Internet services “BITE Plus”. The company’s roaming services are available in more than 100 countries of the world. In half of these countries they are offered to use mobile data transmission and MMS services.

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

© Vodafone Group 2006. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 3 April 2006 by UBS Wealth Management that on 3 February 2006, Mr J Buchanan, a non-executive director of the Company, acquired 3,806 ordinary shares of US$0.10 each at a price of 125.3053p per share, through his participation in the Company’s Dividend Reinvestment Plan.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 April 2006

Number of ordinary shares transferred:	81,922

Highest transfer price per share:	127.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,120,047,426 of its ordinary shares in treasury and has 60,131,525,663 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 April 2006

Number of ordinary shares transferred:	78,252

Highest transfer price per share:	122.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,120,051,096 of its ordinary shares in treasury and has 60,131,517,240 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 April 2006

Number of ordinary shares transferred:	74,243

Highest transfer price per share:	121.5 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,119,976,853 of its ordinary shares in treasury and has 60,131,701,179 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 April 2006

Number of ordinary shares transferred:	103,697

Highest transfer price per share:	121.75p

Lowest transfer price per share:	121.75p

Following the above transfer, Vodafone holds 6,119,873,156 of its ordinary shares in treasury and has 60,131,814,981 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 April 2006

Number of ordinary shares transferred:	91,944

Highest transfer price per share:	123.5 pence

Lowest transfer price per share:	123.5 pence

Following the above transfer, Vodafone holds 6,119,781,212 of its ordinary shares in treasury and has 60,131,906,925 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 April 2006

Number of ordinary shares transferred:	3,350

Highest transfer price per share:	121.75 pence

Lowest transfer price per share:	121.75 pence

Following the above transfer, Vodafone holds 6,119,777,862 of its ordinary shares in treasury and has 60,131,914,512 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 April 2006

Number of ordinary shares transferred:	136,219

Highest transfer price per share:	125.75p

Lowest transfer price per share:	125.75p

Following the above transfer, Vodafone holds 6,119,641,643 of its ordinary shares in treasury and has 60,132,143,845 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	Thursday 13th April 2006

Number of ordinary shares transferred:	159,899

Highest transfer price per share:	126.25p

Lowest transfer price per share:	120.50p

Following the above transfer, Vodafone holds 6,119,481,744 of its ordinary shares in treasury and has 60,132,548,557 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	Tuesday 18 April 2006

Number of ordinary shares transferred:	511,816

Highest transfer price per share:	126.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,118,969,928 of its ordinary shares in treasury and has 60,133,137,980 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	Wednesday 19 April 2006

Number of ordinary shares transferred:	47,100

Highest transfer price per share:	128.25p

Lowest transfer price per share:	124.25p

Following the above transfer, Vodafone holds 6,118,922,828 of its ordinary shares in treasury and has 60,133,349,348 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	Thursday 20 April 2006

Number of ordinary shares transferred:	438,175

Highest transfer price per share:	128.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,118,484,653 of its ordinary shares in treasury and has 60,133,923,899 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 21 April 2006 by Mourant ECS Trustees Limited that on 12 April 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 123p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Sir Julian Horn-Smith*	202
Andrew Nigel Halford*	202
Alan Paul Harper	202
Stephen Roy Scott	202
Paul Michael Donovan	202

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 April 2006

Number of ordinary shares transferred:	70,242

Highest transfer price per share:	128.25 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,118,414,411 of its ordinary shares in treasury and has 60,134,045,427 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 April 2006

Number of ordinary shares transferred:	224,098

Highest transfer price per share:	127.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,118,190,313 of its ordinary shares in treasury and has 60,134,706,927 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 April 2006

Number of ordinary shares transferred:	10,370

Highest transfer price per share:	127.75p

Lowest transfer price per share:	127.75p

Following the above transfer, Vodafone holds 6,118,179,943 of its ordinary shares in treasury and has 60,134,788,040 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 April 2006

Number of ordinary shares transferred:	92,502

Highest transfer price per share:	126.25 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,118,087,441 of its ordinary shares in treasury and has 60,134,894,829 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 9, 2006	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary